November 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, DC 20549

Re:	zSpace, Inc. Registration Statement on Form S-1 (File No. 333-280427)

Ladies and Gentlemen:

We hereby join in the request of zSpace, Inc. (the “Registrant”) in the formal withdrawal of its request for acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-280427) relating to the public offering of shares of common stock of the Registrant (as amended, the “Registration Statement”) for November 12, 2024 at 4:00 P.M., Eastern Time, previously submitted on November 7, 2024.

The undersigned, as representative of the several underwriters, confirms that we are aware of our obligations under the Securities Act.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

cc: Jonathan J. Russo, Esq.

Alexandra F. Calcado, Esq.